Seelos Therapeutics, Inc.
300 Park Avenue, 2nd Floor

New York, NY 10022

December 21, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0406

Re:         Seelos Therapeutics, Inc.

Registration Statement on Form S-3

Filed on December 18, 2023

Registration No. 333-276119

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Seelos Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (Registration No. 333-276119) of the Company, filed with the Securities and Exchange Commission on December 18, 2023 (the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 4:30 p.m. (Eastern Time) on December 27, 2023, or as soon as possible thereafter. As of the date above, there is no managing or principal underwriter for any of the Company’s securities that may be offered pursuant to the Registration Statement. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of the offering.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Samantha Eldredge of Paul Hastings LLP, by telephone at (650) 320-1838 or by email at samanthaeldredge@paulhastings.com. The Company hereby authorizes Ms. Eldredge to orally modify or withdraw this request for acceleration.

Sincerely,

SEELOS THERAPEUTICS, INC.

By:	/s/ Michael Golembiewski
Name: Michael Golembiewski
Title: Chief Financial Officer

cc:         Samantha H. Eldredge, Esq. (Paul Hastings LLP)